February 24, 2003

VIA EDGAR

The United States Securities
   and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:      Nationwide VL Separate Account - D
         Nationwide Life and Annuity Insurance Company
         Form N-6; SEC File No. 333-102127
         Application to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide VL Separate Account- D, Nationwide Life and Annuity Insurance Company ("Nationwide") respectfully requests the withdrawal of the registration statement identified above.

This withdrawal is being requested because it was made with the wrong form type. A new filing will be made with the appropriate form type.

No securities were sold in connection with the registration statement identified above.

If you have any questions concerning this matter, please contact me at
(614)249-8537.

Sincerely,

Nationwide Life and Annuity Insurance Company


/s/STEVEN SAVINI
Steven Savini